

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2015

<u>Via E-mail</u>
Mr. Michael E. LaBelle
Chief Financial Officer
Boston Properties, Inc.
Prudential Center
800 Boylston Street, Suite 1900
Boston, MA  02199-8103

> **Re: Boston Properties, Inc.**
> **Form 10-K**
> **Filed March 2, 2015**
> **File No. 001-13087**
>
> **Boston Properties Limited Partnership**
> **Form 10-K**
> **Filed March 2, 2015**
> **File No. 000-50209**

Dear Mr. LaBelle:

　　We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　/s/ Jaime G. John

　　　　　　　　　　　　　　　　　Jaime G. John
　　　　　　　　　　　　　　　　　Branch Chief